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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Medialink Worldwide Incorporated
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             (Exact name of Registrant as specified in its charter)

             Delaware                                          52-1481284
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(State of incorporation or organization)                 (IRS Employer I.D. No.)

                      708 Third Avenue, New York, NY 10017
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                    (Address of principal executive offices)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
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                                (Title of class)

Securities to be registered pursuant to Section 12(g) of the Act: NASDAQ

                         Preferred Share Purchase Rights
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Item 1.     Description of Securities to be Registered


            On August 15, 2001, pursuant to a Preferred Stock Rights Agreement (the "Rights Agreement") between Medialink Worldwide Incorporated (the "Company") and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent"), the Company's Board of Directors confirmed and readopted its resolutions of June 7, 2001 declaring a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, par value $0.01 ("Common Shares"), of the Company. The dividend is payable on August 30, 2001 (the "Record Date"), to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock at an exercise price of $50.00 (the "Exercise Price"), subject to adjustment. The Rights Agreement was initially presented to the Board in November 2000, extensively reviewed thereafter, and adopted in June 2001.


            The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

            The Rights will not be exercisable until the Distribution Date (defined below). Until the Distribution Date, Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

            The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (i) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated persons (other than those exempted in the Rights Agreement) has acquired beneficial ownership of 15% or more of the Common Stock then outstanding ("Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would


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result in ownership by a person or group of 15% or more of the Common Shares then outstanding. The earlier of such dates is referred to as the "Distribution Date".

Summary of Rights; Expiration of Rights

            As soon as practicable following the Record Date, a summary of the Rights will be mailed to holders of record of the Common Shares as of the close of business on the Record Date and this summary alone will evidence the Rights from and after the Record Date. All Common Shares issued after the Record Date will be issued with Rights. The Rights will expire on the earliest of (i) August 30, 2011 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

            Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price, one one-thousandth share of Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

            Unless the Rights are earlier redeemed, in the event that a person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding ("Acquiring Person"), each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or certain related parties, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

            For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $5 at such time, the holder of each valid Right would be entitled to purchase 20 shares of Common Stock with a cumulative value of $100.


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Right to Buy Acquiring Company Stock

            Similarly, unless the Rights are earlier redeemed, in the event that, after a person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or certain related parties, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company (or in certain circumstances an affiliated company whose equity interests are publicly traded) having a value equal to two times the Exercise Price.

Exchange Provision

            At any time after an Acquiring Person obtains 15% or more of the Company's outstanding shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

            At any time on or prior to the Close of Business on the earlier of
(i) the tenth day following an event that causes a person to become an Acquiring Person (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company prior to the tenth day following the Shares Acquisition Date), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution

            The Exercise Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.


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Cash Paid Instead of Issuing Fractional Shares

            No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Shareholders' Rights Prior to Exercise

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

            The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

            Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights

            Rights will not have any voting rights.

Certain Anti-Takeover Effects

            The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.


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            On August 14, 2001, the Company's Board of Directors received a letter from United Business Media plc ("UBM") with an unsolicited offer to purchase all of the Company's outstanding stock for $5.00 per share. The Company issued a press release on August 14, 2001 stating that the Board would review the offer in due course. On August 15, 2001, the Board of Directors responded by letter to UBM stating that the Board would undertake a complete review of the unsolicited proposal, including an analysis of, among other things, the Company's business strategy, prospects, and strategic alternatives. The Company informed UBM that it would notify it once the Board had made a final determination as to its proposal.

            The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

            However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

            Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Item 2.     Exhibits

                                  EXHIBIT INDEX
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Exhibit
 Number                                Description
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  3.1             Amended and Restated Certificate of Incorporation of Medialink
                  Worldwide Incorporated.(1)

  3.2             Amended and Restated By-Laws of Medialink Worldwide
                  Incorporated.(2)


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  4.1             Preferred Stock Rights Agreement, dated as of August 16, 2001, between Medialink Worldwide Incorporated and Mellon Investor Services LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.

(l) Filed as Exhibit 2.5 to Medialink Worldwide Incorporated Form 8-A filed on January 16, 1997 (Registration No. 000-21989) and incorporated herein by reference.

(2) Filed as Exhibit 10.2 to Medialink Worldwide Incorporated Amendment No. 2 to Form S-1 dated November 20, 1996 (Registration No. 333-14119) and incorporated herein by reference.


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                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 16, 2001     Medialink Worldwide Incorporated
                           By: /s/ J. Graeme McWhirter
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                                  EXHIBIT INDEX
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Exhibit
 Number                                Description
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   3.1            Amended and Restated Certificate of Incorporation of Medialink
                  Worldwide Incorporated.(1)

   3.2            Amended and Restated By-Laws of Medialink Worldwide
                  Incorporated.(2)

   4.1 Preferred Stock Rights Agreement, dated as of August 16, 2001, between Medialink Worldwide Incorporated and Mellon Investor Services LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.

(l) Filed as Exhibit 2.5 to Medialink Worldwide Incorporated Form 8-A filed on January 16, 1997 (Registration No. 000-21989) and incorporated herein by reference.

(2) Filed as Exhibit 10.2 to Medialink Worldwide Incorporated Amendment No. 2 to Form S-1 dated November 20, 1996 (Registration No. 333-14119) and incorporated herein by reference.